June 21, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:   American Bio Medica Corporation
      Request for Withdrawal of Registration Statement
      Registration Statement on Form SB-2 (File No. 333-50230)

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act as amended (the "Securities Act"), American Bio Medica Corporation ("ABMC") hereby requests the consent of the Securities and Exchange Commission (the "Commission') to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-50230), together with all exhibits, amendments and prospectus supplements thereto (collectively, the "Registration Statement").

      The Registration Statement was initially filed with the Commission on November 17, 2000 and was declared effective by the Commission on November 30, 2000. The Registration Statement registered 1,408,450 common shares and 953,983 common shares issuable upon exercise of certain warrants. On October 28, 2005, the warrants issued to the selling shareholder expired. Prior to the expiration, 553,983 common shares had been issued as a result of exercises in the warrants and subsequently offered under the Registration Statement and sold. In addition, 1,408,450 shares had been offered under the Registration Statement and sold. At the time of expiration of the Warrant, 400,000 common shares remained unissued. ABMC is requesting withdrawal of the Registration Statement because the warrants have expired by their terms.

      On April 27, 2006, ABMC filed a new Registration Statement on Form S-3 (File No. 333-133581) for a new Warrant to purchase 400,000 common shares issued to the selling shareholder. This new Registration Statement on Form S-3 was declared effective by the Commission on May 10, 2006.

      If you should have any questions or comments related to this request for withdrawal, please contact ABMC's Corporate Secretary Melissa A. Decker at (518) 758-8158.

Yours truly,


/s/ Stan Cipkowski
-----------------------
Stan Cipkowski
Chief Executive Officer